FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 6, 2019, announcing Gilat’s Second Quarter 2019 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-221546 and 333-223839) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 6, 2019	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat Reports Continued Profitability Growth in Q2 2019

GAAP Operating Income increases 17.9% Year-over-Year; GAAP Net Income Increased 58%; Adjusted EBITDA totals $8.9 million

Petah Tikva, Israel – August 6, 2019 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2019.

Key Financial Highlights:

•	Revenues for Q2 2019 totaled $59.7 million compared with $66.5 million for Q2 2018.
•	Continued strong profitability:
o	Q2 2019 GAAP operating income increased 17.9% to $4.9 million from $4.1 million in Q2 2018. Q2 2019 Non-GAAP operating income rose to $6.3 million, or by 10.8% from Q2 2018.
o
Q2 2019 GAAP net income increased 58.3% to $3.4 million, or $0.06 per diluted share, compared with $2.2 million, or $0.04 per diluted share in Q2 2018.   Q2 2019 non-GAAP net income increased 30.7% to $4.8 million, or $0.09 per diluted share, compared with $3.7 million, or $0.07 per diluted share, in Q2 2018.

o	Q2 2019 Adjusted EBITDA increased 10.0% year over year to $8.9 million, or 14.9% of revenues.
•
Reiterated management objectives for 2019: revenue range between $275 million to $295 million, GAAP operating income of between $23 million and $27 million, and Adjusted EBITDA between $38 million and $42 million.

Yona Ovadia, CEO of Gilat, commented:
“I am pleased to report that aside from Gilat’s continued positive results and solid profitability in the second quarter, this has been a strong quarter as we executed our strategy to build high quality revenues through our growth engines of Broadband, Mobile Cellular Backhaul and Mobility IFC.
“We achieved two major milestones in the quarter that will be important drivers of our future growth.
“The first is in the area of Inflight Connectivity.  We have now entered into the Business Aviation market with a multi-million-dollar award from an Aviation Service Provider for our tail-mount antenna.  This milestone not only complements our leading IFC position in Commercial
Aviation, it also expands our IFC product portfolio with an airborne tail-mount antenna in addition to our leading airborne modem.
“Second, we have reached a critical milestone in Peru with approval to enter the operational phase of the three-region telecom project awarded in 2015 by Fitel.  Entering this phase enables Gilat to unlock access to revenue of approximately $12 million per annum of operations fees, for a period of ten years, as well as to start selling services over the network which yield higher margins.  In fact, we already have efforts underway to sell network services over the infrastructure we have built and recently started to operate. We expect to report progress with these efforts in the coming weeks and months.
“In addition, we were awarded a three-year multi-million-dollar broadband expansion project further to our managed services cellular backhaul project with Globe Telecom, the leading telco in the Philippines. This expansion demonstrates once again our conviction that the declining price of satellite capacity along with strong ground segment equipment, provides Telcos worldwide an additional legitimate cost-effective tool for quality broadband to their customers.”
Mr. Ovadia concluded: “Overall, Gilat achieved important milestones in the second quarter, particularly in our Peru projects and our IFC business, while attaining solid profitability.  We plan to press forward with these and our other growth engines for the remainder of 2019, and to focus on further improving profitability."

Key Recent Announcements:
•	Gilat will Provide Aero Antennas with Initial Agreement for Tens of Millions of Dollars to a Tier-1 Business Aviation Service Provider
•	Gilat Awarded Over $7 Million Dollar Contract for US Army’s WIN-T (Warfighter Information Network-Tactical) Program
•	Gilat Achieves Critical Milestone in Peru with Approval to Enter Operational Phase, Unlocking Access to Revenue of ~$12M per Annum from Telecom Project Awarded in 2015
•	Globe Awards Gilat a Three-Year Multi-Million US Dollar Contract for Delivering Satellite Based WiFi in Addition to Cellular Backhaul Services

Conference Call and Webcast Details:

Following the issuance of this release, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s second quarter 2019 results and participate in a question and answer session:

Date: Start: Dial-in:	Tuesday, August 6 09:30 AM EDT / 16:30 IDT US: 1-888-668-9141 International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: http://veidan-stream.com/gilatq2-2019.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start: End: Dial-in:	August 6, 2019 at 12:00 PM EDT / 19:00 IDT August 9, 2019 at 12:00 PM EDT / 19:00 IDT US: 1-888-326-9310 International: (972) 3-925-5900

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, re-organization costs, expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2019. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

Revenues	$121,794	$133,882	$59,685	$66,508
Cost of revenues	76,239	90,053	37,700	44,066

Gross profit	45,555	43,829	21,985	22,442

Research and development expenses	16,492	16,730	7,635	8,284
Less - grants	1,094	810	539	343
Research and development expenses, net	15,398	15,920	7,096	7,941
Selling and marketing expenses	11,288	11,716	5,417	6,303
General and administrative expenses	9,527	8,389	4,585	4,054

Total operating expenses	36,213	36,025	17,098	18,298

Operating income	9,342	7,804	4,887	4,144

Financial expenses, net	(1,400)	(2,188)	(579)	(1,605)

Income before taxes on income	7,942	5,616	4,308	2,539

Taxes on income	1,713	1,154	903	388

Net income	$6,229	$4,462	$3,405	$2,151

Basic and Diluted earnings per share	$0.11	$0.08	$0.06	$0.04

Weighted average number of shares used in
computing earnings per share
Basic	55,321,858	54,811,893	55,446,127	54,858,330
Diluted	56,074,361	55,614,782	56,189,217	55,639,202

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2019			June 30, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$21,985	312	$22,297	$22,442	1,230	$23,672
Operating expenses	17,098	(1,077)	16,021	18,298	(288)	18,010
Operating income	4,887	1,389	6,276	4,144	1,518	5,662
Income before taxes on income	4,308	1,389	5,697	2,539	1,518	4,057
Net income	3,405	1,389	4,794	2,151	1,518	3,669

Earnings per share (basic and diluted)	$0.06	$0.03	$0.09	$0.04	$0.03	$0.07

Weighted average number of shares used in
computing earnings per share
Basic	55,446,127		55,446,127	54,858,330		54,858,330
Diluted	56,189,217		56,337,558	55,639,202		55,854,231

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and re-organiztion costs.

	Three months ended	Three months ended
	June 30, 2019	June 30, 2018
	Unaudited	Unaudited

GAAP net income	$3,405	$2,151

Gross profit
Non-cash stock-based compensation expenses	49	36
Amortization of intangible assets related to acquisition transactions	234	1,194
Re-organization costs	29	-
	312	1,230
Operating expenses
Non-cash stock-based compensation expenses	373	238
Amortization of intangible assets related to acquisition transactions	49	50
Trade secrets litigation expenses	100	-
Re-organization costs	555	-
	1,077	288

Non-GAAP net income	$4,794	$3,669

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2019			June 30, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$45,555	638	$46,193	$43,829	2,430	$46,259
Operating expenses	36,213	(1,906)	34,307	36,025	(551)	35,474
Operating income	9,342	2,544	11,886	7,804	2,981	10,785
Income before taxes on income	7,942	2,544	10,486	5,616	2,981	8,597
Net income	6,229	2,544	8,773	4,462	2,981	7,443

Basic earnings per share	$0.11	$0.05	$0.16	$0.08	$0.06	$0.14

Diluted earnings per share	$0.11	$0.05	$0.16	$0.08	$0.05	$0.13

Weighted average number of shares used in
computing earnings per share
Basic	55,321,858		55,321,858	54,811,893		54,811,893
Diluted	56,074,361		56,240,141	55,614,782		55,835,134

(1)
Adjustments reflethe effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses or income and re-organization costs.

	Six months ended	Six months ended
	June 30, 2019	June 30, 2018
	Unaudited	Unaudited

GAAP net income	$6,229	$4,462

Gross profit
Non-cash stock-based compensation expenses	143	42
Amortization of intangible assets related to acquisition transactions	466	2,388
Re-organization costs	29	-
	638	2,430
Operating expenses
Non-cash stock-based compensation expenses	1,150	450
Amortization of intangible assets related to acquisition transactions	101	101
Trade secrets litigation expenses	100	-
Re-organization costs	555	-
	1,906	551

Non-GAAP net income	$8,773	$7,443

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

GAAP operating income	$9,342	$7,804	$4,887	$4,144
Add:
Non-cash stock-based compensation expenses	1,293	492	422	274
Re-organization costs	584	-	584	-
Trade secrets litigation expenses	100	-	100	-
Depreciation and amortization (*)	5,786	7,322	2,909	3,672

Adjusted EBITDA	$17,105	$15,618	$8,902	$8,090

(*) includng amortization of lease incentive

SEGMENT REVENUE:

	Six months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited

Fixed Networks	$66,836	$73,843	$30,408	$36,228
Mobility Solutions	43,499	45,778	22,587	25,021
Terrestrial Infrastructure Projects	11,459	14,261	6,690	5,259

Total revenue	$121,794	$133,882	$59,685	$66,508

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,904	$67,381
Restricted cash	27,094	32,305
Restricted cash held by trustees	2,353	4,372
Trade receivables, net	45,553	47,164
Contract assets	47,119	47,760
Inventories	26,224	21,109
Other current assets	25,777	26,022

Total current assets	214,024	246,113

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	147	146
Severance pay funds	6,770	6,780
Long term deferred tax assets	2,809	4,127
Operating lease right-of-use assets	4,721	-
Other long term receivables	9,371	7,276

Total long-term investments and receivables	23,818	18,329

PROPERTY AND EQUIPMENT, NET	82,466	84,403

INTANGIBLE ASSETS, NET	1,757	2,434

GOODWILL	43,468	43,468

TOTAL ASSETS	$365,533	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,325	$4,458
Trade payables	28,569	24,636
Accrued expenses	59,012	67,533
Advances from customers and deferred revenues	20,403	29,133
Operating lease right-of-use liabilities	1,659	-
Other current liabilities	13,650	14,588

Total current liabilities	127,618	140,348

LONG-TERM LIABILITIES:
Accrued severance pay	7,020	6,649
Long-term loans, net of current maturities	4,000	8,098
Operating lease right-of-use liabilities	3,093	-
Other long-term liabilities	646	580

Total long-term liabilities	14,759	15,327

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,640	2,625
Additional paid-in capital	926,509	924,856
Accumulated other comprehensive loss	(4,329)	(5,380)
Accumulated deficit	(701,664)	(683,029)

Total shareholders' equity	223,156	239,072

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$365,533	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$6,229	$4,462	$3,405	$2,151
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	5,681	7,322	2,859	3,672
Stock-based compensation of options	1,293	492	422	274
Accrued severance pay, net	382	47	97	(41)
Exchange rate differences on long-term loans	-	(13)	-	(43)
Deferred income taxes, net	1,385	(29)	702	(41)
Decrease (increase) in trade receivables, net	2,506	15,089	(5,325)	(3,221)
Decrease (increase) in contract assets	(232)	14,380	198	(2,819)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(29)	(9,151)	50	(9,865)
Decrease (increase) in inventories	(6,137)	332	(2,478)	1,777
Increase (decrease) in trade payables	3,933	(11,634)	4,855	(3,362)
Increase (decrease) in accrued expenses	(7,076)	(1,980)	(4,907)	27
Decrease in advance from customers	(8,405)	(4,980)	(5,318)	(78)
Decrease in advances from customers, held
by trustees	-	(1,478)	-	-
Increase (decrease) in other current liabilities and other long term liabilities	(1,950)	5,575	(2,813)	4,011
Net cash provided by (used in) operating activities	(2,420)	18,434	(8,253)	(7,558)

Cash flows from investing activities:
Purchase of property and equipment	(3,587)	(5,014)	(1,573)	(2,153)
Net cash used in investing activities	(3,587)	(5,014)	(1,573)	(2,153)

Cash flows from financing activities:
Exercise of stock options	375	573	37	267
Repayment of long-term loans	(4,231)	(4,249)	(108)	(249)
Dividend payment	(24,864)	-	(24,864)	-
Net cash provided by (used in) financing activities	(28,720)	(3,676)	(24,935)	18

Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	(709)	(76)	(1,005)

Increase (decrease) in cash, cash equivalents and restricted cash	(34,706)	9,035	(34,837)	(10,698)

Cash, cash equivalents and restricted cash at the beginning of the period	104,204	86,757	104,335	106,490

Cash, cash equivalents and restricted cash at the end of the period	$69,498	$95,792	$69,498	$95,792